Exhibit 99.1

NIO Inc. Announces Appointment of Independent Director

SHANGHAI, China, July 12, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading manufacturer of premium smart electric vehicles in China, today announced that Ms. Yu Long has been appointed as a new independent director to the Company’s board of directors (the “Board”), effective July 12, 2021. Ms. Long will also serve as a member and the chairperson of the nominating and corporate governance committee of the Board while Mr. William Bin Li, the Company’s founder, chairman of the Board and chief executive officer, will resign from the nominating and corporate governance committee of the Board, effective immediately.

“We are delighted to welcome Ms. Long to the Board of NIO. With her outstanding track record of investing in technology and internet companies, coupled with extraordinary insights in consumer products and global markets, Ms. Long brings unique perspectives to the Board as we continue to commit to technology development and holistic user experience,” said William Bin Li, “She shares our vision of building a user enterprise and we have full confidence that Ms. Long will contribute significant value to the Board. I’m looking forward to working with her to achieve our mission of shaping a joyful lifestyle for our users.”

Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association Limited. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum’s Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and is also a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the board of directors and as a member of the audit committee of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and LexinFintech Holdings Ltd. (Nasdaq: LX), respectively. Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

About NIO Inc.

NIO Inc. is a pioneer and a leading manufacturer of premium smart electric vehicles in China. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-2018
Email: ir@nio.com

Source: NIO

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